

Diego Lara

Executive Director at Token Metrics Ventures.

Miami, Florida, United States · Contact info

15 connections

 Token Metrics

 Darton College

Experience



Board Member

Token Metrics · Full-time

Jan 2019 – Present · 2 yrs 9 mos

Diego is a Business Advisor at Token Metrics inc. Token Metrics is an AI-driven cryptocurrency research and investment company that leverages Artificial intelligence to build crypto indices, rankings, and price predictions.



Partner at Token Metrics Ventures

Token Metrics Ventures · Full-time

Jul 2021 – Present · 3 mos

Miami, Florida, United States

Token Metrics Ventures is a hedge fund focused on investing in digital assets and companies in the crypto ecosystem.
The fund invests across the blockchain spectrum, from investments in early-stage, widely-held digital assets to equity in companies that form ...see more



General Partner

100X Advisors

Jan 2018 – Present · 3 yrs 9 mos

Diego Lara is a general partner at 100XAdvisors. A crypto consulting and investment firm helping blockchain startups blossom through various business development strategies.

Education



Darton College

Bachelor's degree, Business Administration, Management and Operations

2010 – 2014